भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

शेयर आणि रोखे विभाग, शेअ[redacted] विभाग
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा [redacted]
मुंबई 400 02[redacted]

04036691

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax: 91-22-2285 5348
दूरभाष/Telephone: (022) 2288 3888

क्रमांक / No. : C B /

दिनांक / Date :

FILE NO. 32.4524

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

VR/2004/ 2681 01.09.2004

SUPPL

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT : NOTICE FOR RESULT OF ELECTION FOR TWO SHAREHOLDER DIRECTORS CONDUCTED AT THE GENERAL MEETING OF SHAREHOLDERS OF THE BANK HELD AT MUMBAI ON THE 31ST AUGUST, 2004

We enclose for your information a copy of our letter No.CO/S&B/VR/2004/2663 dated the September 1, 2004 addressed to Bombay Stock Exchange.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

PROCESSED
SEP 09 2004
THOMSON FINANCIAL

Yours faithfully,

General Manager
(Shares & Bonds)

Encl. : a/a.

dlw 9/9

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

The Executive Director,
Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बांड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax: 91-22-2285 5348
दूरभाष/Telephone: (022) 2288 3888

क्रमांक / No. : CO / S & B / VR/2004/ 2663

दिनांक / Date : 01.09.2004

Dear Sir,

FILE NO. 82.4524

LISTING AGREEMENT : NOTICE FOR RESULT OF ELECTION FOR TWO SHAREHOLDER DIRECTORS CONDUCTED AT THE GENERAL MEETING OF SHAREHOLDERS OF THE BANK HELD AT MUMBAI ON THE 31ST AUGUST, 2004

In terms of Clause 30(a) of the Listing Agreement, we advise that Shri Ajay G. Piramal and Dr. I.G.Patel have been duly declared elected as Directors under Section 19(c) of the State Bank of India Act, 1955, on the Bank's Central Board at the General Meeting of the shareholders of the Bank held at Nehru Centre, Dr.Annie Besant Road, Worli, Mumbai – 400 018 (Maharashtra), on Tuesday, the 31st August, 2004.

2. In this connection, in terms of clause 31(c) of the listing agreement, we enclose three copies of the Notice dated the 31st August, 2004 issued by the Managing Director&GE(CB).

3. Kindly acknowledge receipt.

Yours faithfully,

General Manager
(Shares & Bonds)

SHARES & BONDS CORPORATE CENTRE

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.

STATE BANK OF INDIA

NOTICE

With reference to the Notice dated the 17th August, 2004 containing the names and addresses of the validly nominated candidates contesting for the election for the two vacancies of Directors on the Central Board under Section 19 (c) of the State Bank of India Act, notice is hereby given that the following candidates have been duly declared elected as Directors on the Bank's Central Board in the election held at the General Meeting of the Shareholders of the Bank on the 31st August, 2004 at Nehru Centre, Dr.Annie Besant Road, Worli, Mumbai-400018 (Maharashtra)

1. Shri Ajay G. Piramal,
   Chairman, Piramal Enterprises,
   Dr. Ambedkar Road, Parel, Mumbai – 400 012
2. Dr. I.G.Patel
   12,Ami Society, Diwalipara, Old Padra Road,
   Baroda – 390015

Central Office,
Madame Cama Road,
Mumbai - 400 021.
Dated : 31st August, 2004

(CHANDAN BHATTACHARYA)
MANAGING DIRECTOR & GE(CB)

FILE NO. 82-4324

भारतीय स्टेट बैंक

सूचना

भारतीय स्टेट बैंक अधिनियम की धारा 19 (ग) के अंतर्गत केन्द्रीय बोर्ड में निदेशकों के दो रिक्त-स्थानों के लिए चुनाव लड़ने वाले वैध रुप से नामित उम्मीदवारों के नाम एवं पते सूचित करने वाली, दिनांक 17 अगस्त, 2004 को जारी सूचना के संदर्भ में एतद् द्वारा सूचित किया जाता है कि दिनांक 31 अगस्त, 2004 को नेहरु सेंटर, डॉ ऍनी बेसेंट रोड, वरली, मुंबई 400 018 (महाराष्ट्र) में बैंक के शेयरधारकों की महासभा में हुए चुनाव में निम्नलिखित उम्मीदवारों को बैंक के केन्द्रीय बोर्ड में निदेशकों के रुप में विधिवत घोषित किया गया है.

1 श्री अजय जी. पीरामल
अध्यक्ष, पीरामल एंटरप्राइजेज,
डॉ. आंबेडकर रोड, परेल,
मुंबई - 400 012

2 डॉ. आई. जी. पटेल
12 अमी सोसायटी,
दिवालीपाडा, ओल्ड पादरा रोड,
बड़ौदा - 390 015

केन्द्रीय कार्यालय
मादाम कामा रोड
मुंबई 400 021
दिनांक : 31 अगस्त, 2004

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